Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: November 22, 2021

The following interview with Matteo de Renzi, Gett’s MD Ground Transportation Management (GTM) Marketplace, was held on November 17, 2021 at the annual Global Business Travel Association (GBTA) convention in Orlando, Florida (USA) and is available at https://www.youtube.com/watch?v=SYHNQDTnZzM.

Monisa Cline: Monisa Cline here at the GBTA broadcast studio. It’s great to be here and with me today, all the way in from London, is Matteo de Renzi who is the business to business marketplace Managing Director of Gett. Thank you so much for being with us, especially after a long flight and it sounds like you’ve done some business already here in the U.S. and North America, which is great - as one should do. So it’s wonderful to have you here - so, welcome!

Matteo de Renzi: Thank you for having me!

Monisa Cline: So first off tell us about Gett - there might be some people that are not familiar with your company, so if you can maybe expand a little bit on what Gett does?

Matteo de Renzi: Gett is a software platform for the management of ground transportation for corporates. We offer ground transportation services through our ground transportation marketplace all over the world, meaning that we can offer you all types of cars and vehicles anywhere you need for your company. We aggregate together all different types of partner fleets: we can offer you licensed taxis, e-hailing providers, black cars, limos and any other variant that your company might need. It’s a very, very big market, it’s an industry worth globally around the 100 billion $ and it’s an industry which is still in its early stage of development: a lot of effort has gone into corporate travel in managing flights, hotels and other types of cost, but we think that not a lot has gone yet in managing ground transportation spend; so this is what we do.

Monisa Cline: excellent how long is Gett that around?

Matteo de Renzi: Gett started in 2011: we have some history behind us. We started as many others being a B2C player in London, UK and then Israel, Russia; we then became more and more a corporate B2B player offering our taxis to corporates. Interesting enough our very first client was Google in Israel. And then we saw this opportunity to help many other players to serve their own customers aggregating them all together. And that’s where this idea of building this marketplace: a software platform that can connect customers and fleets, and this is when this idea came out. So our value proposition is making all this ecosystem work efficiently; we save companies 25 to 49% of their cost, which is significant, particularly in these days when many of the companies are really thinking about new ways of procuring travel - after the horrible years we had behind us. So, it’s a perfect opportunity to help them to start with a new and fresh approach.

Monisa Cline: Right, and I think people are willing to try new and different things now, right? more so than ever before, especially if there’s a value proposition involved so - very good! So tell me how Gett is different from the other players in the market, what differentiates you from the other?

Matteo de Renzi: It’s a good question and I think that there are a few things that make us so. As I said before, we are a software platform: we don’t own cars, we don’t operate cars, we don’t employ drivers, we are a connector. We really help the customers to make the best choice and the fleets to have the best customers available to them, so the main difference is that with all other providers every time you book a car you basically have their cars. With our solution, you can have all the cars in the world available to you (within the remit of our own partners). This is the first uniqueness. Number two is that we are focused on helping companies in being more efficient: we don’t negotiate on their behalf rates, we don’t force the suppliers on - you know - rate cards that they don’t feel appropriate or they cannot live with. We leave that cost untouched and we just work on optimizing the use of those services for the corporate. So we really try to be a force for good between these two without creating any separation or conflict between these two worlds - we are an “enabler” in a way.

Monisa Cline: Earlier, you mentioned several countries that you were present in - do you have any clients in the U.S. today?

Matteo de Renzi: We have clients in the U.S. - we have what we call a playbook for launch - and we’re actually launching in the U.S. now - literally in these days, which is pretty exciting! We normally start offering first this transportation grid of partners that are ready to accept orders coming from our clients - that’s that number one and that’s what we have done in the last few months, despite the pandemic and all that complexity; today we already have on our platform more than 1,700 fleets and - I know it sounds incredible - 3 million drivers. So it gives you a sense of the scale and the scope. So the first step is we build that transportation grid; then as a next step we start bringing international traffic - roaming, which fortunately now in the U.S., since November 8th is possible again. We literally had seen already in these days an incredible surge of demand of people landing from the UK, rest of Europe, Israel and Russia to the U.S. - that’s the second step. Then the third step is when a very large enterprise of ours starts adopting our solution also locally. It can be a big bank, or a big consulting firm, or a big law firm that is a client of ours in the UK, Israel or Russia and they start using our solution also for the New York office, or Denver office, or San Francisco office. And then as the last step - that comes later - we will be going to start helping also local American companies for local needs, in order to optimize their spending. As I said before, without having any controversial approach: as we always say, we don’t come to - you know - disrupt, break, rebuild the status quo - we come to organize it.

Monisa Cline: Great! What’s been the response so far from the customers that you have talked to and have met with?

Matteo de Renzi: Well - it’s encouraging, and in some elements extremely positive. We see adoption, which is the most important thing for us that means this solution is being used.

As many other players, at the end of the ride we ask you to give us a rating: today we have a rating in excess of 4.5 stars out of 5. So, clearly, the service it’s appreciated. We had very good response from our partner fleets, many of them I met these days in the U.S. finally face to face, which is great - because they see the potential of this platform to help them win more business and streamline their processes. And I cannot hide the fact that you might have seen in the news that last week we recently announced that we were going to become a public company through a merger with Rosecliff corporation. In this respect, this process alone has created a lot of momentum and interest for what we’re doing. Perfect time for us, perfect time I think for the industry to rethink the way people move around and excited about the future.

Monisa Cline: And a perfect opportunity to be here at the GBTA convention right where you have the opportunity to meet with many buyers that are here and suppliers and a lot of people that are in the business travel industry

Matteo de Renzi: It was great to see people around and - you know - when you tell the story, we see in the eyes of the people that it makes sense because you offer a great experience to the buyer which ultimately is the person in charge of bringing the solution, the company, you offer a great experience to the employee because then he or she now has everything in his or her hand available. You offer a great experience to bookers to simplify their life, finance, HR - it’s really a solution that we are very positive about.

Monisa Cline: That’s great. Well, Matteo congratulations! It sounds like there’s a lot of things, positive and exciting things happening, and it’s wonderful to have you here at the Convention, and thank you so much for joining me today.

Matteo de Renzi: Thank you for having me.

Monisa Cline: All the best for the week ahead - thank you I’m Monisa Cline at the GBTA broadcast studio.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving GT Gettaxi Limited (“Gett”) and Rosecliff Acquisition Corp. I (“Rosecliff”). All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

 Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination. Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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